

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

   Re: Li3 Energy, Inc.
     Amendment 4 to Registration Statement on Form S-1
     Filed January 10, 2011
     File No. 333-175329

Dear Mr. Saenz:

  We have reviewed your amended registration statement and have the following comments.

<u>General</u>

1. Please have *management* provide, in writing, an acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our letter with your next response letter signed by management.

<u>Item 16. Exhibits</u>

2. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

3. Please file your legal opinion with your next amendment.

Luis Saenz
Li3 Energy, Inc.
January 20, 2012
Page 2

Signatures

4. Please note that the registration statement should be signed by your principal
    executive officer, principal financial officer, controller or principal accounting officer
    and that any person who occupies more than one of the specified positions shall
    indicate each capacity in which he signs the registration statement. Therefore, in your
    next amendment, please indicate under the conformed signature block the individual
    occupying the principal financial officer and principal accounting officer positions
    and principal executive officer position.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under
    the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Lisa
Etheredge at (202) 551-3424 if you have questions regarding comments on the financial
statements and related matters. You may contact George Schuler, Mining Engineer, at

(202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director